Exhibit 1.01

Conflict Minerals Report of NCR Corporation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”).  Accordingly, and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, NCR Corporation is making this Conflict Minerals Report for calendar year 2013.  References in this report to “the Company,” “NCR,” “we,” or “us” mean NCR Corporation, including its subsidiaries.

1.      Overview

NCR sells products and services that help business connect, interact and transact with their customers.  Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel, and telecommunications and technology industries and include ATMs and other financial products, point of sale (POS) equipment, self-service kiosks, check and document imaging devices and consumables.  Our products are complex and contain multiple materials, parts and components procured from numerous global suppliers.  While we do not source any Conflict Minerals directly, we recognize that they may exist in the materials and components that we purchase and that are necessary to the functionality or production of the products we manufacture (either directly or by third party contract manufacturers).

NCR is committed to ethical practices and compliance with all applicable laws and regulations.  As a result, we are committed to working with our suppliers to responsibly source the materials and components we use in manufacturing products for our customers.  After exercising due diligence (as described below), while the Company has not determined that any of the Conflict Minerals in our products originated in a Covered Country, we are unable to conclude with certainty at this time that none of the Conflict Minerals in our products originated in a Covered Country.  As described below, our diligence efforts remain ongoing.

2.      Due Diligence

Consistent with the Act and guidance from the Organisation for Economic Co-operation and Development (OECD), we have designed our Conflict Minerals due diligence program to identify and assess risks in the supply chain; develop and implement a strategy to respond to identified risks; and report on supply chain due diligence.

NCR relies on supply chain transparency as a critical element of its due diligence in order to comply with its disclosure obligations with respect to Conflict Minerals.  The process of tracing Conflict Minerals through the supply chain is dynamic and complex and begins with communication by the Company to its suppliers of materials, components and products (“Materials Suppliers”).  Overall, we require our Materials Suppliers:

•	To source materials from socially responsible suppliers and manufacturers;
•	To undertake reasonable due diligence within their supply chain to determine the origin of the Conflict Minerals;
•	To assist us to comply with the SEC regulations related to Conflict Minerals by providing all necessary disclosures/declarations; and
•	To support supply chain changes required to eliminate Conflict Minerals from the products.

NCR annually submits to all of its Materials Suppliers a Product Environmental Substance Disclosure specification, which requires the Materials Suppliers to make a declaration regarding their sourcing of Conflict Minerals in order to verify the origin of any Conflict Minerals that may be contained in their materials, components and products.  As part of their declaration, Materials Suppliers are required to provide information regarding the presence of Conflict Minerals (if any) in products, as well as any related due diligence programs they undertake to assess the presence of such Conflict Minerals.  Our Materials Suppliers must annually declare either that:

•	All of the products and goods supplied to NCR did not contain Conflict Minerals that are necessary to the functionality or production of the product manufactured or contracted to be manufactured; OR
•
Based on a ‘reasonable country of origin’ inquiry, they have no reason to believe that the products and goods supplied to NCR contained Conflict Minerals that may have originated in Covered Countries; OR

•	All of the products and goods supplied to NCR were DRC Conflict Free; OR
•	All of the products and goods supplied to NCR were not DRC Conflict Free; OR
•	All of the products and goods supplied to NCR were DRC Conflict Undeterminable.1

As an alternative to completing the annual declaration described above, Materials Suppliers have the option of providing comparable declarations on company letterhead or consistent with existing industry practices (such as the EICC GeSI Smelters disclosure process).  As of the date of this filing, we have not received any declarations from any Materials Suppliers that their materials are “not DRC Conflict Free” but the results of our Conflict Minerals due diligence process are incomplete as we were unable to secure declarations from all Materials Suppliers.

NCR is developing additional processes to enhance its due diligence and awareness with respect to Conflict Minerals. These efforts include better integrating our due diligence process into existing IT systems and providing enhanced materials and training to internal procurement personnel with respect to best practices in managing Conflict Minerals compliance.

1 This declaration is only available for the reporting periods of January 1 to December 31 for each of calendar years 2013 and 2014.